UNIT
SECURITIES AND E
Washington, D.C. 20549

08028524

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50882

AB 3/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER NEW ENGLAND AGENCY, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 North MAIN STREET
(No. and Street)

CONCORD (City) NH (State) 03301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CYNTHIA WENTWORTH SANFORD 603 224-1350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110-2320 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, CYNTHIA WENTWORTH SANFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTER NEW ENGLAND AGENCY, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia Wentworth Sanford
Signature

CFO
Title

Paula M. Merrill
Notary Public

PAULA M. MERRILL
Notary Public of New Hampshire
My Commission Expires
July 19, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Accompanying Information:	
Schedule 1 - Computation of Net Capital Under SEC Rule 15c3-1	9
Report of Independent Accountants on Internal Control	10-12

CHARTER NEW ENGLAND AGENCY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

Year Ended December 31, 2007

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.
Concord, New Hampshire

We have audited the accompanying statement of financial condition of Charter New England Agency, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter New England Agency, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 (Computation of Net Capital under Rule 15c3-1 at December 31, 2007) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 8, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$162,283
Furniture and equipment, net	88
Prepaid expenses and other assets	15,821
	$178,192

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to related parties	$ 54,262
Accounts payable and accrued expenses	2,298
Total liabilities	56,560
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock; $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	794,044
Accumulated deficit	(673,412)
Total stockholder's equity	121,632
	$178,192

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Operating revenues:	
Fees and commissions	$ 227,438
Interest income	1,366
Other income	30,897
Total operating revenue	259,701
Operating expenses:	
Commissions expense	57,888
Management fees	48,799
Regulatory and professional fees	10,618
General and administrative expenses	40,397
Total operating expenses	157,702
Income before income taxes	101,999
Provision for income taxes	34,700
Net income	$ 67,299

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2006	$ 1,000	$794,044	$ (675,699)	$ 119,345
Net income	-	-	67,299	67,299
Dividend paid to Charter Holding Corp.	-	-	(65,012)	(65,012)
Balance, December 31, 2007	$ 1,000	$794,044	$ (673,412)	$ 121,632

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 67,299
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	634
Net change in:	
Accounts receivable	25,669
Receivables/payables from related parties	88,168
Prepaid expenses and other assets	(5,155)
Accounts payable and accrued expenses	(9,595)
Net cash provided by operating activities	167,020
Cash flows from financing activities:	
Dividend paid to Charter Holding Corp.	(65,012)
Net cash used by financing activities	(65,012)
Net change in cash and cash equivalents	102,008
Cash and cash equivalents at beginning of year	60,275
Cash and cash equivalents at end of year	$ 162,283
Income taxes paid	$ 2,000

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. ("CNEA") is a 100% owned subsidiary of Charter Holding Corp. ("Charter"). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and variable annuities through another registered broker-dealer, and under a marketing agreement with three affiliated banks within the state of New Hampshire.

The Company introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and an interest-bearing savings account with a bank.

Furniture and equipment

Furniture and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Commissions (and related expenses) from the distribution and sale of life insurance and annuities are recognized when earned. Commissions on mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Continued)

3. INCOME TAXES

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return. The effective tax rate for the year ended December 31, 2007 is 34%. There are no deferred tax assets or liabilities at December 31, 2007.

4. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and the resultant ratio for CNEA at December 31, 2007 follows:

Aggregate indebtedness	$ 56,560
Net capital	105,723
Ratio of aggregate indebtedness to net capital	.53 to 1.0

Based on its aggregate indebtedness, CNEA's minimum required net capital amounted to $5,000 at December 31, 2007.

The operations of CNEA do not include the physical handling ("possession and control") of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by Section (k)(2)(ii) of such rule.

5. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31, 2007 are comprised of the following:

Insurance	$ 5,307
Travel, training and entertainment	4,599
Legal	25,747
Dues and subscriptions	2,301
Payroll services	257
Postage	482
Office supplies	330
Miscellaneous	1,374
	$ 40,397

6. RELATED PARTY TRANSACTIONS

Due to related parties

Due to related parties consisted of the following as of December 31, 2007.

Management fee payable to parent	$ 20,000
Liability for allocated incentive compensation	28,798
Tax allocation payable to parent	5,464
	$ 54,262

Management fee

CNEA has an expense sharing agreement with Charter Trust Company, which is a wholly owned subsidiary of Charter Holding Corp., whereby CNEA pays a management fee to Charter Trust Company in consideration of performing certain administrative functions and providing office supplies and employee services. CNEA recorded expense and a corresponding liability of $20,000 for the year ended December 31, 2007.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2007

Net capital	
Total stockholder's equity, allowable for purposes of net capital computation	$121,632
Less nonallowable assets:	
Furniture and equipment, net	88
Prepaid expenses and other assets	15,821
Net capital	$105,723
Aggregate indebtedness	
Total liabilities included in statement of financial condition	$ 56,560
Aggregate indebtedness	$ 56,560
Minimum net capital required to be maintained	$ 5,000
Net capital in excess of minimum requirements	$100,723
Ratio of aggregate indebtedness to net capital	.53 to 1.0

Note A – Reconciliation of the unaudited FOCUS Report

There were no material differences between the amounts appearing above and those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2007.

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.
Concord, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. ("CNEA"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered CNEA's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CNEA's internal control. Accordingly, we do not express an opinion on the effectiveness of CNEA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by CNEA including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because CNEA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CNEA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CNEA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CNEA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CNEA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 8, 2008

END